# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Megan Holdings Ltd., CIK 0001995075
CUSIP: G5980E105
Title of class of securities: Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: B-01-07, Gtwy Corp. Ste. Gtwy Kiaramas, No.1, Jalan Desa Kiara, Mont Kiara, Kuala Lumpur, Malaysia (N8), 50480
Date of event which requires filing of this statement: 09/22/2025
Filed by CIK 0002090229
Persons authorized to receive notices and communications: Darren Hoo, B-01-07, Gtwy Corp. Ste. Gtwy Kiaramas, No.1, Jalan Desa Kiara, Mont Kiara, Kuala Lumpur, Malaysia (N8), 50480, (60) 3 6420 1071

## Reporting persons
- Hoo Wei Sern (CIK 0002090229): type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); source of funds: other (OO); sole voting power 10,845,000; shared voting power 0; sole dispositive power 10,845,000; shared dispositive power 0; aggregate amount beneficially owned 10,845,000 (66.7% of the class)
  Comment: (1) Note to Item 9: Consists of 10,845,000 ordinary shares of the Issuer, par value US$0.0001 per share ("Ordinary Shares") beneficially held by Mr. Hoo Wei Sern (the "Reporting Person", or "Mr. Hoo"). The Reporting Person holds the 10,845,000 Ordinary Shares through Star Sprite Limited ("SSL"). SSL is a company incorporated in the BVI and wholly owned by the Reporting Person. The Reporting Person therefore has voting and/or dispositive control over the Ordinary Shares held by SSL, and may be deemed the beneficial owner of all ordinary shares held by SSL.
  
  (2) Note to Item 13: This percentage is calculated based on a total of 16,250,000 Ordinary Shares of the Issuer's issued and outstanding Ordinary Shares as reported in the Issuer's prospectus on Form 424B4 filed with the U.S. Securities and Exchange Commission ("SEC") on September 22, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value US$0.0001 per share
Name of issuer: Megan Holdings Ltd.
Address of issuer's principal executive offices: B-01-07, Gtwy Corp. Ste. Gtwy Kiaramas, No.1, Jalan Desa Kiara, Mont Kiara, Kuala Lumpur, Malaysia (N8), 50480
Comment: Megan Holdings Limited is a company incorporated in the Cayman Islands.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Mr. Hoo Wei Sern.
Residence or business address: Mr. Hoo resides in 56, Jalan Bidara 3/2, Taman Bidara 68100, Batu Caves, Selangor, Malaysia.
Present principal occupation or employment: The Reporting Person is the director and controlling shareholder of SSL.
Criminal convictions in the last five years: During the last five years, Mr. Hoo has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Mr. Hoo has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Hoo is a citizen of Malaysia.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Mr. Hoo has been the Issuer's Chief Executive Officer, Chairman and Executive Director since April 2023 and is responsible for the overall business management of the Issuer's operations. Mr. Hoo was appointed as an Executive Director of the Issuer on September 7, 2020.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the Ordinary Shares for his services provided to the Company since 2020. The Reporting Person holds the Ordinary Shares for investment purposes. As a significant shareholder of the Company, he may be asked to discuss and vote on matters related to items (a) through (j) of this Item 4 of Schedule 13D with other shareholders of the Company.

Except as set forth herein, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Incorporated by reference to rows 11 and 13 of the Cover Page.
Number of shares as to which each person has sole or shared power to vote or dispose: Incorporated by reference to rows 7 to 10 of the Cover Page.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Lock-Up Agreement - Pursuant to the terms of a Lock-Up agreement dated September 22, 2025, (the "Lock-Up Agreement"), a copy of the form of which is attached to this Schedule 13D as Exhibit 1 and incorporated herein by reference, the Reporting Person has agreed subject to certain exceptions, not to offer, pledge, sell, or dispose of, directly or indirectly, any of the Issuer's Ordinary Shares or securities convertible into or exchangeable or exercisable for any of the Issuer's Ordinary Shares during the 6-month period following the date of the final prospectus relating to the offering, September 26, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Form of Lock-Up Agreement

## Signatures
- Hoo Wei Sern: /s/ Hoo Wei Sern, Hoo Wei Sern (10/22/2025)